EXHIBIT 99.5

CORNERSTONE TOTAL RETURN FUND, INC.
CORNERSTONE STRATEGIC VALUE FUND, INC.
CORNERSTONE PROGRESSIVE RETURN FUND
260 Madison Avenue, 8th Floor
New York, New York 10016
(646) 881-4985

May 6, 2010

The invoice for the premium due on the fidelity bond, covering the period March 23, 2010 to March 23, 2011 for Cornerstone Total Return Fund, Inc., Cornerstone Strategic Value Fund, Inc., and Cornerstone Progressive Return Fund has been paid in full.

/s/ Frank J. Maresca
Frank J. Maresca
Treasurer